SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
June 18, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The press release dated June 18, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications lhebert@neurochem.com	Tel: (450) 680-4572 Fax: (450) 680-4501
Neurochem Announces Mandatory and Full Conversion of
All Outstanding Senior Subordinated Convertible Notes
LAVAL, CANADA, June 18, 2007 — Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that it has given notice of mandatory conversion into common shares of Neurochem of the full remaining balance of the US$40 million of 5% senior subordinated convertible notes (also known as “junior convertible notes”) issued in a private placement previously announced on May 2, 2007.
The notes will be converted at a conversion price equal to the lesser of US$12.68 and the arithmetic average of the daily volume-weighted average trading price of the common shares on NASDAQ for each of the five days in the five trading day period beginning on June 15, 2007, subject to a minimum conversion price of US$9.00.
Since the closing of the private placement on May 2, 2007, US$33,644,000 aggregate principal amount of junior convertible notes have been converted into 3,738,223 common shares of Neurochem Inc. at a conversion price of US$9.00. Neurochem has given notice that the remaining balance of US$6,356,000 aggregate principal amount of the junior convertible notes will be converted into approximately 706,222 common shares.
This announcement is neither an offer to sell nor a solicitation of an offer to buy any securities of Neurochem and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the US Food and Drug Administration, European Medicines Agency and Swissmedic. Tramiprosate

(ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1-877-680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.